July 22, 2010

VIA EDGAR

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Celestica Inc.
Form 20-F for the fiscal year ended December 31, 2009
File No. 001-14832

Dear Mr. Krikorian:

I am writing to respond to the questions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter addressed to me dated July 14, 2010 concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Filing”), filed by Celestica Inc. (“Celestica”) with the Commission on March 23, 2010.  Celestica hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings, and Celestica may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The text of the Staff’s comments is set forth in italics below, followed by Celestica’s response.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 3.  Key Information

D.  Risk Factors

“We are dependent on a limited number of customers and end markets, primarily within the consumer, communications and enterprise computing markets, for a substantial portion of our revenue,” page 5

1.                                      In response to prior comment 1, you state that the master supply agreements are made during the ordinary course of business and that because of the structure of your business relationship with Research in Motion, you do not believe that there is any agreement required to be filed to your Form 20-F.  Given that Research in Motion accounted for 17% of your total revenues in fiscal year 2009, in your response letter and with a view towards expanded disclosure in future filings, please provide us with additional analysis as to whether you are substantially dependent on your agreements with Research in Motion.  Refer to Item 4.B.6 and Instruction 4 of the Instructions as to Exhibits in Form 20-F.

Celestica

844 Don Mills Road

Toronto, Notario

Canada M3C 1V7

www.celestica.com

RESPONSE:  Item 4.B.6 in Form 20-F requires summary information regarding the extent to which the registrant is dependent on various types of contracts, including commercial contracts with customers.  In response to this item, we describe the importance to us of our customers with revenues in excess of 10% of our gross revenue and our top 10 customers.  As stated in our previous response, we will also expand our disclosure to note that, with most of these customers, our only “contracts” are framework agreement that do not include volume or price guarantees.

Instruction 4 of the Instructions as to Exhibits in Form 20F refers to contracts on which the registrant is substantially dependent.  As previously described to the Staff, our only agreements with Research in Motion (RIM) outline the framework for manufacturing protocol and repairs and do not specify minimum quantities, price, etc.  We are not dependent on these agreements; rather, our relationship is dependent upon individual purchase orders issued by RIM (of which there were more than 1,869 in first quarter 2010).  We have not filed an agreement with RIM as an exhibit to the Form 20-F because there is no agreement with RIM on which we are substantially dependent.

Item 8.  Financial Information

Notes to the Consolidated Financial Statements

Note 2.  Significant Accounting Policies

(f) Inventories, page F-10

2.                                      We note your response to prior comment 12.  As we previously noted, your reconciliation between Canadian and US GAAP does not identify a difference in how inventory is accounted for.  US GAAP, as set forth in ASC 330-10-35-14 and ASC 330-10-S99-9, indicates that an inventory write-down establishes a new cost basis.  In this regard, please explain whether you account for inventory allowances differently under either GAAP.  If the policy is the same, tell us why you believe that your accounting is proper.

RESPONSE:  For US GAAP, we adhere to ASC 330-10-35-14 and ASC 330-10-S99-9 which state that the write down of inventory to lower of cost and market creates a new cost basis for the inventory.  Both ASC 330-10-35-14 and ASC 330-10-S99-9 prohibit the write-up of inventory due to reversal of previous inventory impairments.  We acknowledge that this differs from Canadian GAAP; however, as noted in our June 28, 2010 response, we did not identify any amounts that had the effect of increasing the cost of inventory at December 31, 2009.  The $1 million inventory valuation reversal represented a realized gain on sale of inventory to third parties that was previously written down.  If we identify future inventory reversals under Canadian GAAP, we will adjust these as part of our reconciliation between Canadian and US GAAP.

*   *   *

We do not believe that the information we have provided in this response to the Staff’s comments materially changes the information we have provided previously in the Filing.

Please feel free to call me at (416) 448-4620 with any further questions or comments you may have.

Sincerely,

Elizabeth L. DelBianco